UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 28, 2023

COFFEE HOLDING CO., INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	001-32491	11-2238111
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

3475 Victory Boulevard, Staten Island, New York	10314
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (718) 832-0800

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange where registered
Common Stock, par value $0.001 per share	JVA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Introductory Note

As previously disclosed, on September 29, 2022, Coffee Holding Co., Inc, a Nevada corporation (“JVA”), entered into a Merger and Share Exchange Agreement, by and among JVA, Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco, and each of the holders of ordinary shares of Delta as named therein, which is referred to herein as the “proposed business combination.”

Item 7.01 Regulation FD Disclosure.

On September 28, 2023, JVA provided information regarding the proposed business combination in a presentation (the “Company Presentation”), a copy of which is furnished as Exhibit 99.1 hereto.

The Company Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This current report on Form 8-K is provided for informational purposes only and contains information with respect to the proposed business combination. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This report does not constitute a proxy statement, prospectus or any equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

In connection with the proposed business combination, Pubco (named Delta Corp Holdings Limited or Delta Corp Holdings Ltd) has filed a registration statement on Form F-4 with the SEC (as amended, the “Registration Statement”), which includes a preliminary prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement to be distributed to holders of JVA’s common stock in connection with JVA’s solicitation of proxies for the vote by JVA’s stockholders with respect to the proposed business combination and other matters described in the Registration Statement. The Registration Statement has not been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of JVA as of the record date in the future to be established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF JVA, PUBCO AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders and other interested persons may obtain free copies of the Registration Statement, preliminary proxy statement/prospectus, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov. or by directing a request to: Coffee Holding Co., Inc. 3475 Victory Boulevard, Staten Island, New York 10314, Attn: Andrew Gordon, Chief Executive Officer.

Certain Information Regarding Participants in the Solicitation

This Form 8-K is not a solicitation of a proxy from any investor or securityholder. JVA, Delta, Pubco and each of their directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of JVA with respect to the proposed business combination. Information about the directors and executive officers of JVA, including their ownership of shares of JVA common stock, is included in JVA’s Annual Report on Form 10-K for the year ended October 31, 2022, which was filed with the SEC on March 29, 2023. Such information and names of JVA’s directors and executive officers are also in the Registration Statement on Form F-4 filed with the SEC by Pubco, which includes a proxy statement of JVA.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination are likewise included in the Registration Statement. You may obtain free copies of these documents as described above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding JVA, Pubco or Delta’s future results of operations and financial position, JVA, Pubco and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of JVA, Pubco and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of JVA’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the stockholders of JVA or other conditions to closing in the transaction agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the transaction; the risk that the transactions disrupt current plans and operations of JVA as a result of the announcement and consummation of the transactions; the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the transactions; changes in applicable laws or regulations; the possibility that JVA, Pubco or Delta may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus (when available) relating to the transactions, including those under “Risk Factors” therein, and in other filings with the SEC made by JVA and Pubco. Moreover, JVA, Pubco, and Delta operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond JVA’s, Pubco’s or Delta’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. For these reasons, investors and other interested persons are cautioned not to put undue reliance on forward-looking statements. Neither JVA, Pubco, nor Delta undertake any obligation to update or revise these forward-looking statements, to reflect information, events, or otherwise after the date of this report, except as required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Company Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COFFEE HOLDING CO., INC.

	By:	/s/ Andrew Gordon
	Name:	Andrew Gordon
	Title:	President and Chief Executive Officer

Date: September 28, 2023